UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI ANNUAL GENERAL MEETING RESULTS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

15 May 2014

NEWS RELEASE

ANGLOGOLD ASHANTI LIMITED: RESULTS OF THE SEVENTIETH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Shareholders are advised that at the Annual General Meeting held on 14 May 2014, all the ordinary and special resolutions as set out in the Notice of the Meeting dated 18 March 2014 were passed with all resolutions receiving more than the required majority of votes.

Details of the votes cast on each resolution are set out below:

	Resolutions	For		Against		Abstained
		Number of votes	% of votes	Number of votes	% of votes	Number of votes
1	**Ordinary Resolution No. 1 Re-appointment of Ernst & Young Inc. as auditors of the company**	294,447,510	99.82	531,201	0.18	536,813
2	**Ordinary Resolution No. 2** Election of Mr RN Duffy as a director	294,171,722	99.82	521,141	0.18	826,425
3	Ordinary Resolution No. 3 Re-election of Mr R Gasant as a director	294,169,281	99.82	524,825	0.18	825,182
4	**Ordinary Resolution No. 4** Re-election of Mr SM Pityana as a director	286,057,993	97.07	8,635,230	2.93	825,926
5	**Ordinary Resolution No. 5** Appointment of Prof LW Nkuhlu as a member of the Audit and Risk Committee of the company	293,533,180	99.51	1,439,194	0.49	543,915
6	**Ordinary Resolution No. 6** Appointment of Mr MJ Kirkwood as a member of the Audit and Risk Committee of the company	293,730,415	99.58	1,243,900	0.42	544,530

7	**Ordinary Resolution No. 7** Appointment of Mr R Gasant as a member of the Audit and Risk Committee of the company	293,722,460	99.58	1,251,960	0.42	544,424
8	**Ordinary Resolution No. 8** Appointment of Mr RJ Ruston as a member of the Audit and Risk Committee of the company	267,912,551	90.82	27,061,527	9.18	544,767
9	**Ordinary Resolution No. 9** General authority to directors to allot and issue ordinary shares	286,026,504	97.06	8,656,910	2.94	835,856
10	**Non-Binding Advisory Endorsement** Advisory endorsement of the AngloGold Ashanti remuneration policy	234,932,721	84.08	44,486,404	15.92	16,103,164
11	**Special Resolution No. 1** General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution number 9	256,288,074	97.11	7,614,914	2.89	31,615,957
12	**Special Resolution No. 2** Approval of non-executive directors' remuneration for their service as directors	243,186,021	85.92	39,852,487	14.08	12,480,290
13	**Special Resolution No. 3** Approval of non-executive directors' remuneration for board committee meetings	240,025,001	85.90	39,379,969	14.10	16,169,960
14	**Special Resolution No. 4** Amendment of the company's Memorandum of Incorporation	283,784,139	96.53	10,193,895	3.47	1,459,876
15	**Special Resolution No. 5** Amendment of the rules of the company's Long-Term Incentive Plan	237,512,646	85.58	40,012,753	14.42	17,997,077
16	**Special Resolution No. 6** Amendment of the rules of the company's Bonus Share Plan	262,099,051	88.98	32,469,936	11.02	950,548
17	**Special Resolution No. 7** General authority to acquire the company's own shares	290,218,022	98.57	4,219,304	1.43	1,081,563
18	**Special Resolution No. 8** Approval for the company to grant financial assistance in terms of Sections 44 and 45 of the Companies Act	262,225,291	89.00	32,399,666	11.00	892,851
19	**Ordinary Resolution No. 10** Election of Mr DL Hodgson as a director	293,268,236	99.82	535,586	0.18	1,715,083

73.30% of total number of shares was exercised by those present/by proxy and including votes withheld.

The special resolutions will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.

ENDS

Sponsor: UBS South Africa (Pty) Ltd

<u>**Contacts**</u>

<u>Media</u>

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2013 that was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 15, 2014

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary